NO ACT

PE
1-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000191

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 25 2013

Washington, DC 20549

February 25, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-13

Re: Consolidated Edison, Inc.
Incoming letter dated January 11, 2013

Dear Ms. Ising:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to Con Edison by the Utility Workers Union of America. We also have received a letter from the proponent dated January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Brooks
Utility Workers Union of America
markbrooks@uwua.net

February 25, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Consolidated Edison, Inc.
Incoming letter dated January 11, 2013

The proposal urges that the board's management development and compensation committee to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

We are unable to concur in your view that Con Edison may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal would require. Accordingly, we do not believe that Con Edison may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

EXECUTIVE BOARD MEMBERS

HARRY FARRELL
NANCY LOGAN
MIKE COLEMAN
ARTURO FRIAS
KEITH HOLMES
ANDY O'CONNELL
ROBERT T. WHALEN
JIM ANDERSON
KELLY J. COOPER
RICHARD HARKINS
DANIEL LEARY
RICHARD J. PASSARELLI
DAVE THOMPSON
JOHN CAPRA
DANIEL DOMINGUEZ
JAMES C. HARRISON
DAVID LEONARDI
CHARLIE D. RITTENHOUSE
PATRICK M. DILLON
NOEL J. CHRISTMAS
ROBERT FARRELL
TINA HAYNES
FRANK MEZNARICH SR.
JAMES SLEVIN


Affiliated with AFL-CIO
WORKERS UNION OF AMERICA
AFL-CIO

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

January 22, 2013

Via Electronic & U.S. Express Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: Consolidated Edison, Inc. – Shareholder Proposal by Utility Workers Union of America

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") – the shareholder proponent in this matter – in response to the "no-action" request filed by Consolidated Edison ("Con Ed" or the "Company") on January 11, 2013.

In its letter, the Company argues that our Proposal may be excluded based entirely upon a claim that the Proposal is impermissibly vague or indefinite under Rule 14a-8(i)(3). As summarized below, the Company's argument is clearly misplaced.

I. The Common-Sense Term "Benchmarking" Is Hardly Vague or Indefinite

The UWUA Proposal quite plainly urges the Company's Compensation Committee to adopt a policy "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies." In context, this straightforward Proposal urges the directors to end the practice of using compensation data for the CEOs of other companies – designated by Con Ed itself as a peer group – in order to determine the CEO's compensation.

The supporting statement, moreover, also makes clear that the Proposal urges directors to end the practice of "determining CEO compensation based on other companies' pay practices. . . ."

Contrary to the Company's assertions, there is nothing vague or indefinite about the term "benchmarking." As the Staff has noted, "benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision."[1]

The commonly understood meaning of the term is no different. According to *Merriam-Webster*, a "benchmark" is nothing more than "something that serves as a standard by which others may be measured or judged." As noted above, our Proposal itself makes explicitly clear what is being proposed: the Compensation Committee is urged to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

In order to create confusion where none exists, however, the Company insists that the term "benchmarking" is subject to multiple interpretations – even while ignoring the clear context of this common-sense term as used in our Proposal.

In this regard, it is notable that Con Ed itself uses the terms "benchmark" in its proxy statement to describe its executive compensation program – and yet never once bothers to provide shareholders with any specific definition of this term.[2] In effect – if Con Ed's position is accepted at face value – the Company is insisting that it has made false and misleading statements in its proxy disclosures in violation of Rule 14a-9.

This is not the case, however, for the simple reason that the commonplace term "benchmarking" requires no special definition. In context, to benchmark simply means to make CEO compensation decisions based upon the compensation paid to other companies' CEOs.

Similarly, Regulation S-K provides that registrants must disclose the extent of any benchmarking of executive compensation, and yet provides no definition of the term.[3] The reason for this is equally obvious: the Commission recognizes that the meaning of the term "benchmarking" is so widely understood that no specific definition is required.

II. The Proposal Is Clear and Unambiguous

The central flaw in the Company's argument is that our Proposal explicitly states what policy we urge the directors to adopt – namely, "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies."

As Con Ed's proxy discloses, the Compensation Committee relies heavily upon peer benchmarking to determine all elements of CEO compensation, including base salary, annual

---

[1] *Staff Compliance and Disclosure Interpretation: Regulation S-K*, Question 118.05 (July 8, 2011).

[2] Consolidated Edison SEC Form 14A, p. 32 (filed April 5, 2012) ("the purpose of the compensation peer group . . . is to provide benchmark information on compensation levels provided to the Company's officers . . .").

[3] 17 CFR § 229.402(b)(xiv).

incentives, and long-term incentive pay. The Committee does this, according to Con Ed, by establishing total CEO and other executive compensation "competitive with the median level of compensation provided by the Company's compensation peer group."[4] The Proposal quite plainly urges the Committee to end this practice.

III. The Company Improperly Argues the Merits of the Proposal, Contrary to Staff Legal Bulletin 14B

The Company's no-action request broadly ignores the guidance provided Staff Legal Bulletin 14B, which sought to discourage precisely the sorts of arguments raised by Con Ed in this matter.[5] Throughout its letter, the Company improperly argues the merits of our Proposal under the guise of challenging non-existent ambiguities.

For example, the Company complains that "some of the practices covered by the Staff definition of 'benchmarking' have in fact been urged as appropriate checks on compensation decisions by governance experts and proxy advisors." Elsewhere, the Company insists that proxy advisory firm Institutional Shareholder Services "uses peer groups to conduct its pay-for-performance analysis of companies' executive compensation," and that this claim should somehow justify Con Ed's attempt to prevent its shareholders from considering our Proposal under Rule 14a-8.

Con Ed also complains that it would be precluded – under its most far-fetched interpretation of our Proposal – from "considering peer group data even to gain a very basic understanding of market practices and compensation levels for CEO pay." The Company makes this curious argument, even though it admits that this use of compensation data does not even constitute peer benchmarking and therefore would be completely unaffected by our Proposal.[6]

All of this is completely beside the point. Clearly, Con Ed might disagree with the *merits* of our Proposal, but this provides no basis to deprive shareholders of their right under Rule 14a-8 to vote on it in the Company's proxy statement. As Staff noted in SLB 14B, these are the sorts of claims that companies should appropriately address in their statements of opposition, rather than improperly seeking to exclude proposals under Rule 14a-8(i)(3).

---

[4] Consolidated Edison SEC Form 14A, pp. 28, 32-33, and 38.

[5] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

[6] As Staff observed in its *Staff Compliance and Disclosure Interpretation* for Regulation S-K, benchmarking clearly does not include "a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices."

IV. Staff Determinations Support Rejection of the Company's No-Action Request

The Staff has previously rejected arguments similar to those advanced by Con Ed in this case.

In *Xcel Energy*,[7] for example, the shareholder proposal urged the company to adopt a "pay for superior performance" standard in its executive compensation plan, specifically including undefined "performance criteria benchmarked against a disclosed peer group of companies." Staff rejected the company's claim that numerous terms in the proposal were impermissibly vague or indefinite, and also rejected a series of company hypotheticals – similar to Con Ed's claims here – speculating about various purported interpretations of the meaning of the proposal.

Staff rejected similar claims under Rule 14a-8(i)(3) in *Kroger Co.*, *Avaya Inc.*, and *3M Company*.[8]

On the other hand, the various no-action determinations cited by Con Ed are clearly inapposite. Indeed, the Company's descriptions of several of these cases are misleading.

In *Prudential Financial*,[9] for example, the proposal urged the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements." It is difficult to imagine a more incomprehensible proposal.

In *Boeing Co.*, the proposal vaguely requested that the directors negotiate for executives to relinquish "preexisting executive pay rights, if any, to the fullest extent possible." Staff noted "in particular" the proposal's failure to explain the meaning of the ambiguous term "executive pay rights."[10] In *General Electric (Newby)*,[11] the clearly confusing proposal requested "shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees."

---

[7] *Xcel Energy Inc.* (available March 30, 2007).

[8] *The Kroger Co.* (available March 18, 2008); *Avaya Inc.* (available Aug. 24, 2006), and *3M Company* (available Feb. 16, 2006).

[9] *Prudential Financial, Inc.* (available Feb. 16, 2007). Con Ed misleadingly suggests that Staff deemed this clearly incoherent proposal as excludable only because of a failure to define "senior management incentive compensation programs" and "other key terms."

[10] *Boeing Co.* (available March 2, 2011).

[11] *General Electric Co.* (available Feb. 5, 2003).

These sorts of cases hardly compare with a straightforward proposal urging the directors "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies." Still other decisions cited by Con Ed precede SLB 14B, and therefore do not necessarily reflect the current Staff interpretation of Rule 14a-8(i)(3).

V. Conclusion

Staff Legal Bulletin 14B makes clear that companies bear the burden under Rule 14a-8 to demonstrate that a proposal may be excluded, and moreover that Staff will concur in a company's reliance on Rule 14a-8(i)(3) "only where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

As summarized above, there is no basis to conclude that either the shareholders or the Company would be unable to determine what actions our Proposal recommends, and Con Ed has failed to meet its burden of establishing that the Proposal may be omitted. We therefore respectfully urge the Staff to reject the Company's request for a no-action determination.

Thank you for your attention in this matter, and please let me know if you would like additional information concerning the UWUA's position.

Sincerely,



Mark Brooks

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

From: Robinson, Kasey Levit <KRobinson@gibsondunn.com>
Sent: Friday, January 11, 2013 4:47 PM
To: shareholderproposals
Subject: Consolidated Edison (UWUA)
Attachments: Consolidated Edison (UWUA).pdf

Attached on behalf of our client, Consolidated Edison, Inc., please find our no-action request with respect to the stockholder proposal and statements in support thereof submitted by the Utility Workers Union of America.

Kasey Levit Robinson

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3587 • Fax +1 202.530.4224
KRobinson@gibsondunn.com • www.gibsondunn.com

This message may contain confidential and privileged information. If it has been sent to you in error, please reply to advise the sender of the error and then immediately delete this message.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 19712-00001

January 11, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Consolidated Edison, Inc.*
Stockholder Proposal of Utility Workers Union of America
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Consolidated Edison, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Stockholders' Meeting (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from Utility Workers Union of America (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders of Consolidated Edison (the "Company") urge the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total

> compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

In the Supporting Statements, the Proponent states its position that "runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem." The Supporting Statements go on to say that the Company "should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales." A copy of the Proposal, the Supporting Statements and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading because the Proposal and Supporting Statements do not define the term "benchmarking" or otherwise provide guidance on how the Proposal should be implemented.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Background

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

1. ***The Staff has concurred with the exclusion of stockholder proposals that contain vague terms and references.***

The Staff has concurred with the exclusion of a variety of stockholder proposals containing vague terms or references, including proposals regarding changes to compensation policies and practices. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal asking Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal requesting that future awards of short- and long-term incentive compensation for senior executives satisfy certain criteria, including one relating to Verizon's stockholder returns relative to those of its "Industry Peer Group," where the proposal failed to define or provide parameters with respect to the companies to be included in the peer group); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal calling for the board to implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant managers).

The Staff has reached similar conclusions under Rule 14a-8(i)(3) with respect to various other proposals involving changes to compensation policies and practices. *See, e.g., Staples, Inc.* (avail. Mar. 5, 2012) (concurring in the exclusion of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change-in-control," subject to "pro rata vesting," where such terms were not defined); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" where the proposal did not define "incentives"); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain "senior management incentive compensation programs" where the proposal failed to define these programs and other key terms); *General Electric Co. (Newby)* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal seeking "shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because stockholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand what types of compensation the proposal would have affected).

2. The Staff has concurred with the exclusion of stockholder proposals where a company and its stockholders could interpret the proposal differently.

The Staff has, on numerous occasions, concurred that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring with the exclusion of a proposal requesting changes to specified senior executive compensation arrangements where the company did not offer those arrangements and the proposal failed to define critical terms including "short-term incentive awards" and "Financial Metric(s)" because, "in applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

B. Analysis

1. The Proposal does not define "benchmarking," a critical term that is subject to multiple interpretations.

The Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. The Proposal asks for "a policy to end the practice of benchmarking" but gives no guidance on what particular aspect of the process of setting chief executive officer ("CEO") compensation it would "end." The Proposal and Supporting Statements do not define the term "benchmarking." This term is subject to multiple interpretations, as evidenced by the Supporting Statements, which describe several practices that could be characterized as benchmarking, as discussed in the next section. As a result, the Company cannot determine with any reasonable certainty what action the Proposal is seeking. Likewise, in voting on the Proposal, the Company's stockholders would be unable to determine with any reasonable certainty what action they are being asked to approve. Accordingly, any action that the Company would take to implement the Proposal could differ significantly from the actions envisioned by the Company's stockholders when they voted on the Proposal.

2. The Proposal could be using the Staff definition of "benchmarking," but that definition is expansive and includes a range of practices that involve varying degrees of reliance on peer group information.

The Proposal could be requesting that the Company end some or all of the activities covered by "benchmarking" as the Staff has defined it for purposes of the Compensation Discussion and Analysis. The Staff has indicated that "benchmarking" means "using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision." (Staff Compliance and Disclosure Interpretation ("C&DI"): Regulation S-K, Jul. 8, 2011, Question 118.05.) This Staff definition is itself expansive and includes a range of practices that involve varying degrees of reliance on peer company compensation data. Accordingly, the Proposal could be asking the Company to end any number of practices, including one or more of the following:

a. "[d]etermining CEO compensation based on other companies' pay practices" (*see* first bullet point of the Supporting Statements);

b. targeting the compensation of the Company's President and Chief Executive Officer at a particular level relative to a peer group, such as "set[ting] . . . executive pay targets at or above the median of [its] peer group" (*see* second bullet point of the Supporting Statements); and/or

c. using peer group compensation data as a "reference point" or "framework" on which to base compensation decisions in whole or in part (*see* C&DI: Regulation S-K, Question 118.05, *supra).*

Because the term "benchmarking" and the practices covered by the Proposal are undefined, the Proposal is vague and indefinite.

Not only is it unclear what is meant by "benchmarking," but some of the practices covered by the Staff definition of "benchmarking" have in fact been urged as appropriate checks on compensation decisions by governance experts and proxy advisors. In this regard, the very study that the Proponent cites as support for its position that the Company should "end the practice of benchmarking" does not call for an end to benchmarking at all. Recognizing that "performance peer groups are necessary to a rigorous evaluation" of CEO performance and compensation, the study instead advocates "a more nuanced approach" that "avoid[s] the mechanistic and arbitrary application of peer group data" and that reflects "the individual nature of the organization concerned, its particular competitive environment and its internal dynamics." (Charles M. Elson & Craig K. Ferrere, *Executive Superstars, Peer Groups and Overcompensation: Cause, Effect and Solution* (Draft, last revised draft of 10/2012, forthcoming, *Journal of Corporation Law*, Spring 2013), pages 49, 46 & 9-10 (quoting study) and discussion on pages 46-49). By citing to this study, the Proponent makes it unclear whether it seeks to end all practices that could conceivably be characterized as benchmarking, or only benchmarking that the Proponent views as "mechanistic" and "arbitrary." Likewise, with respect to proxy advisors, Institutional Shareholder Services ("ISS"), a leading proxy advisory firm, uses peer groups to conduct its pay-for-performance analysis of companies' executive compensation, which impacts ISS voting recommendations on "say-on-pay" and director elections.

3. ***The Proposal could be asking the Company to stop looking at peer groups for any purpose whatsoever.***

There are additional possible interpretations of the Proposal. For example, the Proposal could be asking the Company to refrain from doing a "sanity check" after preliminary CEO compensation decisions are made by looking at peer group compensation information for similarly situated CEOs, or even to refrain from looking at peer group data for any purpose whatsoever.

The Supporting Statements reiterate the request in the Proposal that the Company end the practice of benchmarking and go on to state that the Company "*instead* should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales." (*emphasis added*). If read literally, this statement suggests that, in making compensation decisions, the Board's Management Development and Compensation Committee should focus solely on information internal to the Company, and that the Committee should not consider any information about the amount or type of CEO compensation paid at peer companies.

This interpretation of the Proposal would preclude the Company from considering peer group data even to gain a very basic understanding of market practices and compensation levels for CEO pay. While the SEC staff has indicated that "review[ing] or consider[ing] a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices" does not constitute "benchmarking" for purposes of the Compensation Discussion and Analysis, (*see* C&DI: Regulation S-K, Question 118.05, *supra*), stockholders voting on the Proposal are unlikely to be aware of this distinction and the Proposal gives no indication whether its use of the term "benchmarking" is or is not limited by the Staff's disclosure definition.

In addition, it is not clear how the Company is supposed to implement the Proposal to the extent the Company stops considering information about peer companies. The Supporting Statements ask the Company to develop a system of "fair and rational compensation," but do not define what would be considered "fair" or "rational." Moreover, the Supporting Statements ask the Company to focus on "internal metrics of the Company, including internally consistent pay scales," but do not define or describe what "internally consistent pay scales" means. As a result, stockholders would not know with any certainty what actions the Company would be required to take or what they are voting either for or against.

C. Summary

Consistent with the precedent cited above, the Proposal is vague and indefinite because it seeks to end a specific practice without adequately defining what that practice entails. Therefore, "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988).

In particular, given the uncertainty about the meaning of "benchmarking" in the Proposal, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal, as they will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Moreover, "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, supra.* Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be pleased to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Carole Sobin, the Company's Vice President and Corporate Secretary, at (212) 460-3331.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Carole Sobin, Consolidated Edison, Inc.
Gary M. Ruffner, Utility Workers Union of America

EXHIBIT A

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT


Affiliated with A.F.L.-C.I.O.
UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net



EXECUTIVE BOARD MEMBERS

HARRY FARRELL
NANCY LOGAN
MIKE COLEMAN
RICHARD HARKINS
DANIEL LEARY
RICHARD J. PASSARELLI

ROBERT T. WHALEN
JIM ANDERSON
KELLY J. COOPER
JAMES C. HARRISON
DAVID LEONARDI
CHARLIE D. RITTENHOUSE

DAVE THOMPSON
JOHN CAPRA
DANIEL DOMINGUEZ
TINA HAYNES
FRANK MEZNARICH SR.
JAMES SHILLITTO

PATRICK M. DILLON
NOEL J. CHRISTMAS
ARTURO FRIAS
KEITH HOLMES
ANDY O'CONNELL
JAMES SLEVIN

Via Overnight Delivery

December 5, 2012

Carole Sobin
Vice President and Corporate Secretary
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Re: Shareholder proposal

Dear Ms. Sobin:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the FirstEnergy proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner

Gary M. Ruffner
Secretary-Treasurer


RECEIVED
DEC - 6 2012
OFFICE OF THE SECRETARY

RESOLVED: The shareholders of Consolidated Edison (the "Company") urge the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, the Board of Directors awarded CEO Kevin Burke nearly $11 million in total compensation during 2011. This represented a 39% increase from Burke's total compensation of $7.9 million only two years earlier.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post,* Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Company should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

EXECUTIVE BOARD MEMBERS

HARRY FARRELL
NANCY LOGAN
MIKE COLEMAN
RICHARD HARKINS
DANIEL LEARY
RICHARD J. PASSARELLI
ROBERT T. WHALEN
JIM ANDERSON
KELLY J. COOPER
JAMES C. HARRISON
DAVID LEONARDI
CHARLIE D. RITTENHOUSE
DAVE THOMPSON
JOHN CAPRA
DANIEL DOMINGUEZ
TINA HAYNES
FRANK MEZNARICH SR.
JAMES SHILLITTO
PATRICK M. DILLON
NOEL J. CHRISTMAS
ARTURO FRIAS
KEITH HOLMES
ANDY O'CONNELL
JAMES SLEVIN


Affiliated with A.F.L.-C.I.O
UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Electronic Mail

December 6, 2012

Carole Sobin
Vice President and Corporate Secretary
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Re: Shareholder proposal

Dear Ms. Sobin:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the Consolidated Edison proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,



Gary M. Ruffner
Secretary-Treasurer

RESOLVED: The shareholders of Consolidated Edison (the "Company") urge the Management Development and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, the Board of Directors awarded CEO Kevin Burke nearly $11 million in total compensation during 2011. This represented a 39% increase from Burke's total compensation of $7.9 million only two years earlier.

Many observers have identified peer benchmarking as a key driver for the constant ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Company should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

Via Electronic and U.S. Mail

December 6, 2012

Carole Sobin
Vice President and Corporate Secretary
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Re: UWUA Shareholder proposal

Dear Ms. Sobin:

This is to verify that as of the date referenced above, 251 shares of stock of Consolidated Edison Inc. are registered in street name to Morgan Stanley and held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of Consolidated Edison stock since 01/02/1980 and has continuously held these shares since that time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager

From: Sobin, Carole - LAW [mailto:SOBINC@coned.com]
Sent: Friday, December 07, 2012 2:32 PM
To: markbrooks@uwua.net
Cc: Sobin, Carole - LAW
Subject: UWUA shareholder proposal

Mr. Brooks

This e-mail acknowledges receipt of your email with attachment on December 6, 2012 at 10:43 a.m. (copy attached)

I also acknowledge receipt of the stockholder proposal and cover letter that was sent to the Company by overnight mail and was received on December 6, 2012. (copy attached)

Best regards,
Carole

From: Mark Brooks [mailto:markbrooks@uwua.net]
Sent: Thursday, December 06, 2012 10:43 AM
To: Sobin, Carole - LAW
Cc: 'gary ruffner'; 'Mike Langford'
Subject: UWUA shareholder proposal <External Sender>
Importance: High

EXTERNAL SENDER. Do not click on links if sender is unknown and never provide user ID or password.

Dear Ms. Sobin:

As we discussed, there was an inadvertent drafting error in the cover letter for the shareholder proposal we sent to you by overnight delivery yesterday. (The resolution itself was unaffected.)

Please disregard that cover letter and accept the attached as a substitute. I would also be grateful if you could acknowledge receipt of our shareholder proposal by email reply.

As we also discussed, please feel free to contact me if you have any questions concerning our proposal.

Thank you for your kind attention to these matters.

Sincerely,

Mark Brooks

Senior National Researcher
Utility Workers Union of America

521 Central Avenue
Nashville, TN 37211

615.259.1186 (voice)
615.523.2350 (fax)